File No. 70-10252

                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C.  20549

                      ----------------------------------

                               AMENDMENT NO. 1 to

                                    FORM U-1
                       --------------------------------

                            APPLICATION-DECLARATION

                                     under

                THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                                      ***

                       SOUTHWESTERN ELECTRIC POWER COMPANY
                        DOLET HILLS LIGNITE COMPANY, LLC

                   1 Riverside Plaza, Columbus, Ohio  43215
                   ----------------------------------------
              (Name of company or companies filing this statement
                  and address of principal executive offices)

                                      ***

                     AMERICAN ELECTRIC POWER COMPANY, INC.
                   1 Riverside Plaza, Columbus, Ohio  43215
                   ----------------------------------------
                (Name of top registered holding company parent)

                                      ***

                         Stephen P. Smith, Treasurer
                   AMERICAN ELECTRIC POWER SERVICE CORPORATION
                     1 Riverside Plaza, Columbus, Ohio 43215

            John B. Keane, Senior Vice President and General Counsel
                  AMERICAN ELECTRIC POWER SERVICE CORPORATION
                   1 Riverside Plaza, Columbus, Ohio  43215
                   -----------------------------------------
                  (Names and addresses of agents for service)

      Southwestern Electric Power Company, a Delaware corporation ("SWEPCO") is an indirect public utility subsidiary of American Electric Power Company, Inc. ("AEP"), a registered public utility holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"). Dolet Hills Lignite Company, LLC, a Delaware limited liability company ("Dolet Hills"), is a wholly-owned nonutility subsidiary of SWEPCO. SWEPCO and Dolet Hills hereby file this Amendment No. 1 to the Application-Declaration on Form U-1, File No. 70-10252 (the "Application"), to file the following exhibits and financial statements. In all other respects, the Application as previously filed will remain the same.



ITEM 6.    EXHIBITS AND FINANCIAL STATEMENTS:

      The following exhibit and financial statements are filed as part of this statement:

(a) Exhibit:

            Exhibit A    Opinion of counsel


(b) Financial Statements:

            Balance Sheets as of June 30, 2004 and Statements of Income and Retained Earnings for the six months ended June 30, 2004 of SWEPCo and Dolet Hills.


                                    SIGNATURE

      Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this Amendment No. 1 to Form U-1 in this File, to be signed on its behalf by the undersigned thereunto duly authorized.

                              Southwestern Electric Power Company
                              Dolet Hills Lignite Company

                              By:        /s/ Stephan T. Haynes
                                    --------------------------------------
                                    Stephan T. Haynes, Assistant Treasurer
                                    of each of the above companies

Dated:  September 30, 2004

                                                                    EXHIBIT A
September 30, 2004

Securities and Exchange Commission
Office of the Public Utility Regulation
Washington, D.C.  20549

      RE: FILE NO. 70-10252
      SOUTHWESTERN ELECTRIC POWER COMPANY ("SWEPCO")
      DOLET HILLS LIGNITE COMPANY, LLC ("Dolet Hills")

Gentlemen:

      In connection with the transaction proposed and described in the Application-Declaration on Form U-1 filed with the Securities and Exchange Commission by Southwestern Electric Power Company ("SWEPCO"), to which this opinion is an Exhibit, I have examined, among other things, the Application-Declaration on Form U-1 filed with your Commission under the Public Utility Holding Company Act of 1935, and the documents referred to in it, the action to be taken by the Board of Directors of Dolet Hills authorizing the transaction described in said Application-Declaration, and such other documents as I have found necessary to form the basis of this opinion.

      In my opinion, if the Application-Declaration is granted and permitted to become effective; if all the actions proposed to be taken by the Board of Directors of Dolet Hills, and if proposed transactions are consummated in accordance with the aforesaid Application-Declaration:

      I. all state laws applicable to the proposed transactions will have been complied with;

      II. Dolet Hills may lawfully make distributions to its shareholder out of capital surplus as described in the Application-Declaration; and

      III. the consummation of the proposed transaction will not violate the legal rights of the holders of any securities issued by Dolet Hills or any associated company.

      I consent to the use of this opinion as part of the above-mentioned Application-Declaration.


Very truly yours,

/S/ Ann B. Graf

Ann B. Graf
Counsel for the Companies


                                                   DOLET HILLS LIGNITE COMPANY, LLC
                                                         STATEMENTS OF INCOME
                                       For the Three and Six Months Ended June 30, 2004 and 2003
                                                              (Unaudited)

                                                                            Three Months Ended                Six Months Ended
                                                                           --------------------             --------------------
                                                                           2004            2003             2004            2003
                                                                           ----            ----             ----            ----
                                                                                              (in thousands)

                 OPERATING REVENUES
-----------------------------------------------
Operating Revenues - Non-affiliated                                       $6,812          $6,661          $14,323         $16,415
Sales to Affiliates                                                        6,812           6,661           14,323          16,415
                                                                         --------         -------         --------        --------
TOTAL                                                                     13,624          13,322           28,646          32,830
                                                                         --------         -------         --------        --------

                 OPERATING EXPENSES
-----------------------------------------------
Other Operation                                                            4,802           7,708           10,406          16,813
Materials                                                                  4,639           3,276            8,266           7,298
Outside Services                                                           1,259           1,898            2,444           3,280
Lignite Inventory Adjustment                                              (1,340)         (4,230)            (974)         (4,249)
Depreciation and Amortization                                              2,905           2,649            5,809           5,302
Taxes Other Than Income Taxes                                                516             478              978             971
Income Taxes                                                                  76             247              156             604
                                                                         --------         -------         --------        --------
TOTAL                                                                     12,857          12,026           27,085          30,019
                                                                         --------         -------         --------        --------

OPERATING INCOME                                                             767           1,296            1,561           2,811

Nonoperating Income                                                            2              32                7             155
Nonoperating Income Tax Credit                                                 -               6                -              12
Interest Charges                                                             638             912            1,301           1,946
                                                                         --------         -------         --------        --------

NET INCOME                                                                  $131            $422             $267          $1,032
                                                                         ========         =======         ========        ========




                                                 STATEMENTS OF RETAINED EARNINGS
                                    For the Three and Six Months Ended June 30, 2004 and 2003
                                                           (Unaudited)

                                                                             Three Months Ended                Six Months Ended
                                                                            --------------------             --------------------
                                                                            2004            2003             2004            2003
                                                                            ----            ----             ----            ----
                                                                                                (in thousands)
BALANCE AT BEGINNING OF PERIOD                                              $688            $688             $688            $688

Net Income                                                                   131             422              267           1,032

Distribution of Earnings to Parent Company                                     -               -              136             610
                                                                            -----         -------            -----         -------
BALANCE AT END OF PERIOD                                                    $819          $1,110             $819          $1,110
                                                                            =====         =======            =====         =======





                                                   DOLET HILLS LIGNITE COMPANY, LLC
                                                            BALANCE SHEETS
                                                                ASSETS
                                                  June 30, 2004 and December 31, 2003
                                                              (Unaudited)

                                                                                                  2004                 2003
                                                                                                  ----                 ----
                                                                                                       (in thousands)

                           MINING PLANT
------------------------------------------------------------------
Mining Equipment                                                                                 $49,100             $49,100
Land and Buildings                                                                                17,715              17,715
Office Equipment and Furniture                                                                       401                 401
Other                                                                                              2,430               2,409
                                                                                                 --------            --------
Total                                                                                             69,646              69,625
Accumulated Depreciation and Amortization                                                         26,864              22,567
                                                                                                 --------            --------
TOTAL - NET                                                                                       42,782              47,058
                                                                                                 --------            --------

                          CURRENT ASSETS
------------------------------------------------------------------
Cash and Cash Equivalents                                                                            151                 151
Accounts Receivable:
  Customers                                                                                        2,523               2,581
  Affiliated Companies                                                                             2,645               3,019
Inventory:
  Lignite                                                                                          5,093               4,120
  Materials and Supplies                                                                           4,913               4,372
Advances to Affiliates                                                                                 -               2,911
Prepaid Taxes                                                                                      1,615               1,944
Other                                                                                                654                 289
                                                                                                 --------            --------
TOTAL                                                                                             17,594              19,387
                                                                                                 --------            --------

                  DEFERRED DEBITS AND OTHER ASSETS
------------------------------------------------------------------
Advanced Royalties                                                                                20,254              21,736
Reclamation Receivable                                                                             9,059               9,059
Coal Price Normalization                                                                           2,318                   -
Other                                                                                                328                 352
                                                                                                 --------            --------
TOTAL                                                                                             31,959              31,147
                                                                                                 --------            --------

TOTAL ASSETS                                                                                     $92,335             $97,592
                                                                                                 ========            ========

                                                   DOLET HILLS LIGNITE COMPANY, LLC
                                                            BALANCE SHEETS
                                                    CAPITALIZATION AND LIABILITIES
                                                  June 30, 2004 and December 31, 2003
                                                              (Unaudited)

                                                                                                 2004              2003
                                                                                                 ----              ----
                                                                                                     (in thousands)


                        CAPITALIZATION
-----------------------------------------------------------------
Common Shareholder's Equity:
  Paid-in Capital                                                                               $4,712            $4,907
  Retained Earnings                                                                                819               688
                                                                                               --------          --------
Total Common Shareholder's Equity                                                                5,531             5,595
                                                                                               --------          --------
Long-term Debt:
  Note to Parent Company                                                                         8,718             9,629
  Term Loan Note                                                                                30,097            33,512
                                                                                               --------          --------
Total Long-term Debt                                                                            38,815            43,141
                                                                                               --------          --------
TOTAL                                                                                           44,346            48,736
                                                                                               --------          --------

                      CURRENT LIABILITIES
------------------------------------------------------------------
Note to Parent Company Due Within One Year                                                       1,820             1,820
Term Loan Note Due Within One Year                                                               6,829             6,829
Advances from Affiliates                                                                         1,901                 -
Accounts Payable:
  General                                                                                            -                98
  Affiliated Companies                                                                             162               101
Interest Accrued                                                                                    37                40
Accrued Reclamation Costs                                                                        3,866             3,866
Other                                                                                            3,412             6,994
                                                                                               --------          --------
TOTAL                                                                                           18,027            19,748
                                                                                               --------          --------

              DEFERRED CREDITS AND OTHER LIABILITIES
------------------------------------------------------------------
Deferred Income Taxes                                                                            4,463             3,948
Accrued Reclamation Costs                                                                        7,632             7,711
Asset Retirement Obligations                                                                    17,867            17,449
                                                                                               --------          --------
TOTAL                                                                                           29,962            29,108
                                                                                               --------          --------

TOTAL CAPITALIZATION AND LIABILITIES                                                           $92,335           $97,592
                                                                                               ========          ========

                                                    DOLET HILLS LIGNITE COMPANY, LLC
                                                       STATEMENTS OF CASH FLOWS
                                             For the Six Months Ended June 30, 2004 and 2003
                                                                  (Unaudited)

                                                                                                 2004               2003
                                                                                                 ----               ----
                                                                                                      (in thousands)

                             OPERATING ACTIVITIES
--------------------------------------------------------------------------------
Net Income                                                                                        $267              $1,032
Adjustments to Reconcile Net Income to Net Cash Flows From Operating Activities:
      Depreciation and Amortization                                                              5,809               5,302
      Deferred Income Taxes                                                                        515                (831)
Changes in Certain Current Assets and Liabilities:
   Accounts Receivable                                                                             432                (549)
   Lignite, Materials and Supplies                                                              (1,514)             (4,369)
   Accounts Payable                                                                                (37)             (2,597)
   Taxes                                                                                           329                  24
   Interest Accrued                                                                                 (3)             (2,605)
   Coal Price Normalization                                                                     (2,318)              4,425
Change in Reclamation Costs                                                                        (79)              1,492
Change in Other Assets                                                                            (341)               (614)
Change in Other Liabilities                                                                     (3,164)               (299)
                                                                                                -------            --------
Net Cash Flows From (Used For) Operating Activities                                               (104)                411
                                                                                                -------            --------

                             INVESTING ACTIVITIES
--------------------------------------------------------------------------------
Purchase of Property and Equipment                                                                 (51)                  -
                                                                                                -------            --------
Net Cash Flow Used For Investing Activities                                                        (51)                  -
                                                                                                -------            --------

                             FINANCING ACTIVITIES
--------------------------------------------------------------------------------
Distributions Paid to Parent Company                                                              (136)               (610)
Return of Capital                                                                                 (195)            (15,098)
Payment on Note to Parent Company                                                                 (911)            (38,338)
Issuance of Term Loan Note                                                                           -              44,324
Payment on Term Loan Note                                                                       (3,415)               (569)
Change in Advances To/From Affiliates, Net                                                       4,812               9,880
                                                                                                -------            --------
Net Cash Flows From (Used For) Financing Activities                                                155                (411)
                                                                                                -------            --------

Net Increase in Cash and Cash Equivalents                                                            -                   -
Cash and Cash Equivalents at Beginning of Period                                                   151                 151
                                                                                                -------            --------
Cash and Cash Equivalents at End of Period                                                        $151                $151
                                                                                                =======            ========

SUPPLEMENTAL DISCLOSURE:
Cash paid (received) for interest net of capitalized amounts was $1,276,000 and $4,661,000 and for income taxes was $(454,000) and
$1,568,000 for the six months ended June 30, 2004 and 2003, respectively.


Dolet Hills
Lignite Company, LLC

2003 Annual Report

Financial Statements Together with Independent Auditors' Report



TABLE OF CONTENTS                                                       Page(s)
-----------------                                                       -------

Independent Auditors' Report................................................2

Statements of Income and Retained Earnings..................................3

Balance Sheets............................................................4-5

Statements of Cash Flows....................................................6

Notes to Financial Statements............................................7-12

INDEPENDENT AUDITORS' REPORT
----------------------------

To the Executive Committee of
Dolet Hills Lignite Company, LLC

We have audited the accompanying balance sheets of Dolet Hills Lignite Company, LLC as of December 31, 2003 and 2002, and the related statements of income, retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Dolet Hills Lignite Company, LLC at December 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the financial statements, the Company adopted SFAS 143, "Accounting for Asset Retirement Obligations," effective January 1, 2003.

/s/ Deloitte & Touche LLP

Columbus, Ohio
May 28, 2004



                                               DOLET HILLS LIGNITE COMPANY, LLC
                                                    STATEMENTS OF INCOME
                                       For the Years Ended December 31, 2003 and 2002

                                                                                              2003                 2002
                                                                                              ----                 ----
                                                                                                   (in thousands)

                 OPERATING REVENUES
----------------------------------------------------
Operating Revenues - Non-affiliated                                                         $32,017              $34,869
Sales to Affiliates                                                                          32,017               34,869
                                                                                            --------             --------
TOTAL                                                                                        64,034               69,738
                                                                                            --------             --------
                 OPERATING EXPENSES
----------------------------------------------------
Other Operation                                                                              23,975               22,289
Materials                                                                                    17,820               14,028
Outside Services                                                                              6,193                9,632
Lignite Inventory Adjustment                                                                 (2,777)               4,056
Depreciation and Amortization                                                                11,920               10,737
Taxes Other Than Income Taxes                                                                 2,186                1,951
Income Taxes                                                                                    796                1,586
                                                                                            --------             --------
TOTAL                                                                                        60,113               64,279
                                                                                            --------             --------

OPERATING INCOME                                                                              3,921                5,459

Nonoperating Income                                                                             212                  217
Nonoperating Expenses                                                                           155                    -
Nonoperating Income Tax Credit                                                                  419                    -
Interest Charges                                                                              3,035                2,960
                                                                                            --------             --------

NET INCOME                                                                                   $1,362               $2,716
                                                                                            ========             ========

                                                STATEMENTS OF RETAINED EARNINGS
                                        For the Years Ended December 31, 2003 and 2002
                                                                                              2003                 2002
                                                                                              ----                 ----
                                                                                                   (in thousands)

BALANCE AT BEGINNING OF PERIOD                                                                 $688                 $700

Net Income                                                                                    1,362                2,716

Distribution of Earnings to Parent Company                                                    1,362                2,728
                                                                                            --------             --------

BALANCE AT END OF PERIOD                                                                       $688                 $688
                                                                                            ========             ========

See Notes to Financial Statements.

                                               DOLET HILLS LIGNITE COMPANY, LLC
                                                        BALANCE SHEETS
                                                            ASSETS
                                                   December 31, 2003 and 2002

                                                                                               2003               2002
                                                                                               ----               ----
                                                                                                    (in thousands)

                  MINING PLANT
--------------------------------------------------
Mining Equipment                                                                              $49,100             $49,659
Land and Buildings                                                                             17,715               2,551
Office Equipment and Furniture                                                                    401                 401
Other                                                                                           2,409               2,532
                                                                                              --------           ---------
Total                                                                                          69,625              55,143
Accumulated Depreciation and Amortization                                                      22,567              11,638
                                                                                              --------           ---------
TOTAL - NET                                                                                    47,058              43,505
                                                                                              --------           ---------

                 CURRENT ASSETS
--------------------------------------------------
Cash and Cash Equivalents                                                                         151                 151
Accounts Receivable:
  Customers                                                                                     2,581               2,779
  Affiliated Companies                                                                          3,019               2,700
Inventory:
  Lignite                                                                                       4,120               1,334
  Materials and Supplies                                                                        4,372               3,890
Advances to Affiliates                                                                          2,911              14,112
Prepaid Taxes                                                                                   1,944                   -
Other                                                                                             289                  95
                                                                                              --------           ---------
TOTAL                                                                                          19,387              25,061
                                                                                              --------           ---------

          DEFERRED DEBITS AND OTHER ASSETS
--------------------------------------------------
Advanced Royalties                                                                             21,736              24,700
Reclamation Receivable                                                                          9,059              12,394
Other                                                                                             352                   4
                                                                                              --------           ---------
TOTAL                                                                                          31,147              37,098
                                                                                              --------           ---------

TOTAL ASSETS                                                                                  $97,592            $105,664
                                                                                              ========           =========

See Notes to Financial Statements.


                                                DOLET HILLS LIGNITE COMPANY, LLC
                                                        BALANCE SHEETS
                                                CAPITALIZATION AND LIABILITIES
                                                  December 31, 2003 and 2002

                                                                                                2003                2002
                                                                                                ----                ----
                                                                                                      (in thousands)


                 CAPITALIZATION
--------------------------------------------------
Common Shareholder's Equity:
  Paid-in Capital                                                                              $4,907             $22,004
  Retained Earnings                                                                               688                 688
                                                                                              --------           ---------
Total Common Shareholder's Equity                                                               5,595              22,692
                                                                                              --------           ---------
Long-term Debt:
  Note to Parent Company                                                                        9,629              42,476
  Term Loan Note                                                                               33,512                   -
                                                                                              --------           ---------
Total Long-term Debt                                                                           43,141              42,476
                                                                                              --------           ---------
TOTAL                                                                                          48,736              65,168
                                                                                              --------           ---------

               CURRENT LIABILITIES
--------------------------------------------------
Note to Parent Company Due Within One Year                                                      1,820              10,423
Term Loan Note Due Within One Year                                                              6,829                   -
Accounts Payable:
  General                                                                                          98                   -
  Affiliated Companies                                                                            101               1,788
Taxes Accrued                                                                                       -                 983
Interest Accrued                                                                                   40               2,648
Accrued Reclamation Costs                                                                       3,866               5,300
Other                                                                                           6,994               5,112
                                                                                              --------           ---------
TOTAL                                                                                          19,748              26,254
                                                                                              --------           ---------

       DEFERRED CREDITS AND OTHER LIABILITIES
--------------------------------------------------
Deferred Income Taxes                                                                           3,948                 416
Accrued Reclamation Costs                                                                       7,711              13,826
Asset Retirement Obligations                                                                   17,449                   -
                                                                                              --------           ---------
TOTAL                                                                                          29,108              14,242
                                                                                              --------           ---------

TOTAL CAPITALIZATION AND LIABILITIES                                                          $97,592            $105,664
                                                                                              ========           =========


See Notes to Financial Statements.

                                                  DOLET HILLS LIGNITE COMPANY, LLC
                                                      STATEMENTS OF CASH FLOWS
                                          For the Years Ended December 31, 2003 and 2002

                                                                                                        2003             2002
                                                                                                        ----             ----
                                                                                                            (in thousands)

                 OPERATING ACTIVITIES
----------------------------------------------------------
Net Income                                                                                             $1,362           $2,716
Adjustments to Reconcile Net Income to Net Cash Flows From
 Operating Activities:
      Loss on Sale of Property                                                                            155                -
      Depreciation and Amortization                                                                    11,920           10,737
      Deferred Income Taxes                                                                             3,532              416
Changes in Certain Current Assets and Liabilities:
   Accounts Receivable                                                                                   (121)            (521)
   Lignite, Materials and Supplies                                                                     (3,268)           3,592
   Accounts Payable                                                                                    (1,589)             575
   Taxes                                                                                               (2,927)             (34)
   Interest Accrued                                                                                    (2,608)           2,080
Change in Reclamation Costs                                                                            (4,214)           2,700
Change in Other Assets                                                                                   (543)             (47)
Change in Other Liabilities                                                                             6,589            1,789
                                                                                                      --------         --------
Net Cash Flows From Operating Activities                                                                8,288           24,003
                                                                                                      --------         --------

                  INVESTING ACTIVITIES
----------------------------------------------------------
Purchase of Property & Equipment                                                                           -            (2,467)
Proceeds from Sale of Property                                                                             79                -
                                                                                                      --------         --------
Net Cash Flows From (Used For) Investing Activities                                                        79           (2,467)
                                                                                                      --------         --------

                  FINANCING ACTIVITIES
----------------------------------------------------------
Distributions Paid to Parent Company                                                                   (1,362)          (2,728)
Return of Capital                                                                                     (17,097)          (3,206)
Issuance of Note to Parent Company                                                                          -           54,455
Payment on Note to Parent Company                                                                     (41,450)          (1,556)
Issuance of Term Loan Note                                                                             44,324                -
Payment of Term Loan Note                                                                              (3,983)               -
Change in Advances To/From Affiliates, Net                                                             11,201          (68,376)
                                                                                                      --------         --------
Net Cash Flows Used For Financing Activities                                                           (8,367)         (21,411)
                                                                                                      --------         --------

Net Increase in Cash and Cash Equivalents                                                                   -              125
Cash and Cash Equivalents at Beginning of Period                                                          151               26
                                                                                                      --------         --------
Cash and Cash Equivalents at End of Period                                                               $151             $151
                                                                                                      ========         ========
SUPPLEMENTAL DISCLOSURE:
Cash paid for interest net of capitalized amounts was $5,615,000 and $870,000 for the twelve months ended December 31, 2003 and
2002, respectively. Cash refunded for income taxes was $57,000 in 2003 and cash paid for income taxes was $1,278,000 in 2002.

See Notes to Financial Statements.


                        DOLET HILLS LIGNITE COMPANY, LLC
                          NOTES TO FINANCIAL STATEMENTS

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
   -----------------------------------------------------------

ORGANIZATION
------------

Dolet Hills Lignite Company, LLC (DHLC) is a wholly-owned subsidiary of Southwestern Electric Power Company (SWEPCo), which is a wholly-owned subsidiary of American Electric Power Company, Inc. (AEP). AEP is a public utility holding company subject to regulation by the SEC under the PUHCA (Public Utility Holding Company Act of 1935, as amended). DHLC was established to succeed Dolet Hills Mining Venture (DHMV), a non-affiliated company, as the mining operator of the Dolet Hills lignite mine reserves which are owned or controlled by SWEPCo and CLECO POWER LLC (CLECO), a non-affiliated company. On May 31, 2001, DHLC was granted the exclusive right to mine such reserves for ten years through a Lignite Mining Agreement between DHLC, SWEPCo and CLECO (known as the "Project"). The lignite mine reserves may be all or part of the source of the lignite supply for Dolet Hills Power Station. The Dolet Hills Power Station is owned 40.234% by SWEPCo, 50% by CLECO and the remaining 9.766% by two non-affiliated companies. DHLC has purchased the right to mine the Dolet Hills reserves and certain of the mining assets of DHMV and assumed certain environmental liabilities. All Sales to Affiliates in 2003 and 2002 were to SWEPCo. All Operating Revenues - Non-affiliated in 2003 and 2002 were to CLECO.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
------------------------------------------

Use of Estimates
----------------

The preparation of these financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. These estimates include but are not limited to inventory valuation, long-lived asset recovery, the effects of contingencies and certain assumptions made in accounting for pension benefits. Actual results could differ from those estimates.

Lignite Supply Agreement
------------------------

Pursuant to the lignite supply agreement with the "Project", we are obligated to deliver all lignite the Dolet Hills Power Station has nominated and we are entitled to receive payment for all costs incurred. If there is surplus production over the power station nomination, we can sell it on the open market. The Rate of Return on Equity contributed by SWEPCo or any affiliate of SWEPCo shall be the Louisiana Public Service Commission authorized return on equity in the most recent SWEPCo rate case, which is currently 11.1%.

Mining Plant and Depreciation and Amortization
----------------------------------------------

Depreciation and amortization are provided over the estimated useful asset lives and are calculated using the straight-line method for mining structures and equipment, lignite rights and mine development costs. Average amortization rates for lignite rights and mine development costs were $0.42 per ton in 2003 and 2002.

Costs of ordinary maintenance, repairs, renewals and minor replacements of property are expensed while major additions of property, replacements of property and betterments are capitalized. Mining plant and related accumulated provisions for depreciation and amortization are relieved upon disposition of the related property with any gain or loss recorded as income or expense in the period of disposition. Such gains and losses are included in costs billed to the "Project" under the lignite supply agreement.

Cash and Cash Equivalents
-------------------------

Cash and cash equivalents include temporary cash investments with original maturities of three months or less.

Inventory, Materials and Supplies
---------------------------------

Lignite inventory and materials and supplies inventory are stated at the average cost.

Advanced Royalties
------------------

Advanced Royalties is the excess of the purchase price over the fair market value of the net assets. The excess represents the right to mine the Dolet Hills lignite reserves for ten years. These royalties are being amortized on a straight-line basis over ten years. Amortization expense was $2,964,000 and $2,978,000 for the years ended December 31, 2003 and 2002, respectively. Accumulated amortization related to these Advanced Royalties was $7,657,000 and $4,693,000 at December 31, 2003 and 2002, respectively. Our estimated aggregate amortization expense is $2,964,000 for each year 2004 through 2010 and $988,000 for the year 2011.

Reclamation Receivable
----------------------

Reclamation Receivable is our discounted future reclamation billings to the "Project". The reclamation asset is billed under the mining agreement and recovered in the cost of lignite over the ten-year life of the mining agreement.

Revenue Recognition
-------------------

We recognize revenues under the lignite mining agreement as lignite is delivered.

Money Pool
----------

The AEP System uses its corporate borrowing program to meet the short-term borrowing needs of its subsidiaries. The corporate borrowing program includes a non-utility money pool, which was established in December 2002 and funds the majority of AEP's non-utility subsidiaries. We participate in the non-utility money pool.

The operation of the non-utility money pool is designed to match on a daily basis the available cash and borrowing requirements of the participants. Participants with excess cash loan funds to the non-utility money pool reducing the amount of external funds AEP needs to borrow to meet the short-term cash requirements of other participants with advances from the non-utility money pool. AEP borrows the funds as needed to meet the net cash requirements of the non-utility money pool participants. A weighted average daily interest rate which is calculated based on the outstanding short-term debt borrowings made by AEP is applied to each non-utility money pool participant's daily outstanding investment or debt position to determine interest income or interest expense.

Interest income is included in Nonoperating Income, and interest expense is included in Interest Charges. At December 31, 2003 and 2002, we were a net lender to the non-utility money pool. We report the lending and borrowing of funds with the non-utility money pool as Advances to Affiliates and Advances from Affiliates, respectively, on our Balance Sheets. Total incurred interest expense related to the AEP money pool was immaterial in 2003 and $1,249 thousand in 2002. Interest income earned from amounts advanced to the AEP money pool was $212 thousand in 2003 and $194 thousand in 2002.

Income Taxes
------------

We follow the liability method of accounting for income taxes. Under the liability method, deferred income taxes are provided for all temporary differences between the book cost and tax basis of assets and liabilities, which will result in a future tax consequence.

Mine Reclamation
----------------

Accruals for current reclamation are made on a per acre basis. As acres are disturbed, a liability per acre is recorded on the balance sheet. As that reclamation is completed, the liability is decreased proportionally. Final reclamation is accrued on a per ton basis to allow for the reclamation of the infrastructure once the mine ceases production. This amount is calculated under criteria set by SFAS 143, "Accounting for Asset Retirement Obligations", with an additional accrual for the amount which the liability determined according to the Project contractual terms exceeds the SFAS 143 methodology, which as of December 31 2003 and 2002, was approximately $.5 million and $.1 million, respectively. The final reclamation calculations applicable to SWEPCO have also been approved by the Louisiana Public Service Commission.

New Accounting Pronouncements
-----------------------------

We implemented SFAS 143, "Accounting for Asset Retirement Obligations," effective January 1, 2003. SFAS 143 requires entities to record a liability at fair value for any legal obligations for asset retirements in the period incurred. Upon establishment of a legal liability, SFAS 143 requires a corresponding asset to be established which will be depreciated over its useful life. SFAS 143 requires that a cumulative effect of change in accounting principle be recognized for the cumulative accretion and accumulated depreciation that would have been recognized had SFAS 143 been applied to existing legal obligations for asset retirements. There was no cumulative effect related to the implementation of SFAS 143 because the amount accrued under the contractual terms exceeded the amount that would have been recognized under SFAS
143. As discussed in Mine Reclamation above, we use the SFAS 143 methodology to determine the final reclamation amount, but record an additional final reclamation liability to comply with the contractual terms of the Project.

The following is a reconciliation of the beginning and ending aggregate carrying amount of asset retirement obligations:

                                                       (in thousands)
Asset Retirement Obligation Liability at
  January 1, 2003                                         $16,651
Accretion Expense                                             798
                                                          --------
Asset Retirement Obligation Liability at
  December 31, 2003                                       $17,449
                                                          ========

Accretion expense is included in Other Operation expense in our accompanying Statements of Income.

Pro forma net income is not presented for the year ended December 31, 2002 because the pro forma application of SFAS 143 would result in pro forma net income not materially different from the actual amounts reported during those periods.

As of January 1, 2003 and 2002, the pro forma liability for asset retirement obligations which has been calculated as if SFAS 143 had been adopted at the beginning of each period was $16.7 million and $15.7 million, respectively.

Reclassifications
-----------------

Certain prior year financial statement items have been reclassified to conform to current year presentation. Such reclassification had no impact on previously reported net income.

2. OTHER RELATED-PARTY TRANSACTIONS
   --------------------------------

American Electric Power Service Corporation (AEPSC) provides certain managerial and professional services to AEP System companies. The costs of the services are billed by AEPSC on a direct-charge basis, whenever possible, and on reasonable bases of proration for shared services. The billings for services are made at cost and include no compensation for the use of equity capital, which is furnished to AEPSC by AEP. Billings from AEPSC are capitalized or expensed depending on the nature of the services rendered. AEPSC and its billings are subject to the regulations of the SEC under the 1935 Act.

During the twelve months ended December 31, 2003 and 2002, we made distributions of earnings to our parent in the amount of $1,362,000 and $2,728,000, respectively.

3. BENEFIT PLANS
   -------------

We have a defined contribution 401(k) plan covering substantially all employees. We also match employee contributions, with certain limitations, to the 401(k) plan. The expense related to contributions to the 401(k) plan was $659,000 and $405,000 for the twelve months ended December 31, 2003 and 2002, respectively.

Until July 2002, we maintained a defined benefit plan for our employees. In July 2002, we terminated this defined benefit plan. Participants were given the following options regarding their individually calculated cash balances; (1) transfer their balance to the existing defined contribution 401(k) plan, (2) transfer their balance to their own IRA or (3) receive the balance as a cash distribution with appropriate income taxes deducted. After termination of this plan, no further defined benefit plan was made available to employees

4. INCOME TAXES
   ------------

The details of income taxes as reported are as follows:



                                  Twelve Months Ended       Twelve Months Ended
                                   December 31, 2003         December 31, 2002
                                  -------------------       -------------------
                                                   (in thousands)

Federal:
  Current                               $(2,815)                     $1,042
  Deferred                                3,473                         416
                                        --------                     -------
   Total                                    658                       1,458
                                        --------                     -------

State:
  Current                                  (340)                        128
  Deferred                                   59                           -
                                        --------                     -------
   Total                                   (281)                        128
                                        --------                     -------

Total Income Taxes as Reported             $377                      $1,586
                                        ========                     =======



The following is a reconciliation of the difference between the amount of federal income taxes computed by multiplying book income before federal income taxes by the statutory rate, and the amount of income taxes reported.


                                              Twelve Months Ended        Twelve Months Ended
                                               December 31, 2003          December 31, 2002
                                               -----------------          -----------------
                                                             (in thousands)
  Net Income                                         $1,362                    $2,716
  Income Taxes                                          377                     1,586
                                                     -------                   -------
  Pre-Tax Income                                     $1,739                    $4,302
                                                     -------                   -------

  Income Tax on Pre-Tax Income
    at Statutory Rate (35%)                            $609                    $1,506
  Increase in Income Tax Resulting
    From the Following Items:
       State Income Taxes (Net of
         Federal Benefit)                              (183)                       83
       Other                                            (49)                       (3)
                                                     -------                   -------
  Total Income Taxes as Reported                       $377                    $1,586
                                                     =======                   =======

  Effective Income Tax Rate                            21.7%                     36.9%
                                                     =======                   =======


In 2003 and 2002, we had an accumulated net deferred tax liability of approximately $3,948,000 and $416,000, respectively. The temporary differences that gave rise to these taxes are primarily related to depreciable plant.

We join in the filing of a consolidated federal income tax return with our affiliated companies in the AEP System. The allocation of the AEP System's current consolidated federal income tax to the AEP System companies is in accordance with SEC rules under the 1935 Act. These rules permit the allocation of the benefit of current tax losses to the System companies giving rise to them in determining their current tax expense. The tax loss of the AEP System parent company, AEP, is allocated to its subsidiaries with taxable income. With the exception of the loss of the parent company, the method of allocation approximates a separate return result for each company in the consolidated group.

5. LONG-TERM DEBT
   --------------

In July 2002, we issued a promissory note to SWEPCo for $54.5 million due March 31, 2011 at a fixed interest rate of 7.24%.

On May 23, 2003, we closed with an unaffiliated third party on a $44.3 million term loan with an interest rate of 4.47% that matures on April 23, 2011. The loan is secured by mining equipment. The loan was used 70% to pay down the Note to SWEPCo and 30% for repayment of Paid-in Capital from SWEPCo.

At December 31, 2003, we were in compliance with the debt covenants related to the long-term debt.

At December 31, 2003, future annual principal payments for long-term debt are as follows:

                                                             Amount
                                                         --------------
                                                         (in thousands)
                 2004                                        $8,649
                 2005                                         8,649
                 2006                                         8,505
                 2007                                         7,133
                 2008                                         6,226
                 Later Years                                 12,628
                                                            --------
                 Total                                      $51,790
                                                            ========

6. LEASES
   ------

Leases of property, plant and equipment are for periods of up to 7 years. Lease rentals for operating leases are charged to operating expenses. Lease payments on operating leases were $1,155,000 and $361,000 for the twelve months ended December 31, 2003 and 2002, respectively. Properties under operating leases and related obligations are not included in the Balance Sheets.


Future minimum lease payments consisted of the following at December 31, 2003:

                                           Operating Leases
                                           ----------------
                                            (in thousands)
     2004                                        $2,040
     2005                                         2,638
     2006                                         3,651
     2007                                         4,582
     2008                                         5,001
     Later Years                                 10,757
                                                --------
     Total Future Minimum
       Lease Payments                           $28,669
                                                ========

                                          SOUTHWESTERN ELECTRIC POWER COMPANY CONSOLIDATED
                                                CONSOLIDATED STATEMENTS OF INCOME
                                     For the Three and Six Months Ended June 30, 2004 and 2003
                                                         (Unaudited)

                                                                               Three Months Ended             Six Months Ended
                                                                               ------------------            ------------------
                                                                               2004          2003            2004          2003
                                                                               ----          ----            ----          ----
                                                                                                (in thousands)
                    OPERATING REVENUES
  --------------------------------------------------
  Electric Generation, Transmission and Distribution                         $251,230      $263,907        $465,179      $487,521
  Sales to AEP Affiliates                                                      17,498        17,399          39,709        49,063
                                                                             ---------     ---------       ---------     ---------
  TOTAL                                                                       268,728       281,306         504,888       536,584
                                                                             ---------     ---------       ---------     ---------

                    OPERATING EXPENSES
  --------------------------------------------------
  Fuel for Electric Generation                                                 94,245       104,979         183,068       204,618
  Purchased Electricity for Resale                                             (4,008)       10,365           1,926        22,932
  Purchased Electricity from AEP Affiliates                                     7,113        14,841          14,420        25,651
  Other Operation                                                              44,273        42,383          94,540        86,611
  Maintenance                                                                  24,011        18,931          39,659        31,748
  Depreciation and Amortization                                                31,979        30,868          63,264        58,903
  Taxes Other Than Income Taxes                                                15,148        13,168          31,715        29,041
  Income Taxes                                                                 14,439        10,183          14,570        15,448
                                                                             ---------     ---------       ---------     ---------
  TOTAL                                                                       227,200       245,718         443,162       474,952
                                                                             ---------     ---------       ---------     ---------

  OPERATING INCOME                                                             41,528        35,588          61,726        61,632

  Nonoperating Income                                                             792           475           2,195         1,347
  Nonoperating Expenses                                                         1,240           355           2,066           876
  Nonoperating Income Tax (Credit)                                               (541)         (105)           (897)          (55)
  Interest Charges                                                             12,862        15,223          28,090        31,077
  Minority Interest                                                               813             -           1,694             -
                                                                             ---------     ---------       ---------     ---------

  Income Before Cumulative Effect of Accounting Changes                        27,946        20,590          32,968        31,081
  Cumulative Effect of Accounting Changes (Net of Tax)                                                            -         8,517
                                                                             ---------     ---------       ---------     ---------

  NET INCOME                                                                   27,946        20,590          32,968        39,598

  Preferred Stock Dividend Requirements                                            58            58             115           115
                                                                             ---------     ---------       ---------     ---------

  EARNINGS APPLICABLE TO COMMON STOCK                                         $27,888       $20,532         $32,853       $39,483
                                                                             =========     =========       =========     =========



  The common stock of SWEPCo is owned by a wholly-owned subsidiary of AEP.

  NOTE TO READER: These financial statements are excerpts from our Second Quarter 2004 Form 10-Q filing with the SEC and do not represent a complete set of financial statements in accordance with accounting principles generally accepted in the United States of America. The Statements of Cash Flows and the Notes to the Consolidated Financial Statements are not included herein. Please refer to the June 30, 2004 Form 10-Q for the omitted items.



                                                SOUTHWESTERN ELECTRIC POWER COMPANY CONSOLIDATED
                                           CONSOLIDATED STATEMENTS OF CHANGES IN COMMON SHAREHOLDER'S
                                                       EQUITY AND COMPREHENSIVE INCOME
                                                For the Six Months Ended June 30, 2004 and 2003
                                                               (in thousands)
                                                                 (Unaudited)

                                                                                                   Accumulated Other
                                                     Common         Paid-in         Retained         Comprehensive
                                                      Stock         Capital         Earnings         Income (Loss)        Total
                                                     ------         -------         --------       -----------------      -----

DECEMBER 31, 2002                                   $135,660       $245,003         $334,789           $(53,683)        $661,769

Common Stock Dividends                                                               (36,396)                            (36,396)
Preferred Stock Dividends                                                               (115)                               (115)
                                                                                                                        ---------
TOTAL                                                                                                                    625,258
                                                                                                                        ---------

           COMPREHENSIVE INCOME
---------------------------------------
Other Comprehensive Income (Loss),
 Net of Taxes:
  Cash Flow Hedges                                                                                       (1,004)          (1,004)
NET INCOME                                                                            39,598                              39,598
                                                                                                                        ---------
TOTAL COMPREHENSIVE INCOME                                                                                                38,594
                                                    ---------      ---------        ---------          ---------        ---------
JUNE 30, 2003                                       $135,660       $245,003         $337,876           $(54,687)        $663,852
                                                    =========      =========        =========          =========        =========


DECEMBER 31, 2003                                   $135,660       $245,003         $359,907           $(43,910)        $696,660

Common Stock Dividends                                                               (30,000)                            (30,000)
Preferred Stock Dividends                                                               (115)                               (115)
                                                                                                                        ---------
TOTAL                                                                                                                    666,545
                                                                                                                        ---------

           COMPREHENSIVE INCOME
---------------------------------------
Other Comprehensive Income (Loss),
 Net of Taxes:
  Cash Flow Hedges                                                                                         (618)            (618)
  Minimum Pension Liability                                                                              23,066           23,066
NET INCOME                                                                            32,968                              32,968
                                                                                                                        ---------
TOTAL COMPREHENSIVE INCOME                                                                                                55,416
                                                    ---------      ---------        ---------          ---------        ---------

JUNE 30, 2004                                       $135,660       $245,003         $362,760           $(21,462)        $721,961
                                                    =========      =========        =========          =========        =========


NOTE TO READER: These financial statements are excerpts from our Second Quarter
2004 Form 10-Q filing with the SEC and do not represent a complete set of financial statements in accordance with accounting principles generally accepted in the United States of America. The Statements of Cash Flows and the Notes to the Consolidated Financial Statements are not included herein. Please refer to the June 30, 2004 Form 10-Q for the omitted items.



                                               SOUTHWESTERN ELECTRIC POWER COMPANY CONSOLIDATED
                                                         CONSOLIDATED BALANCE SHEETS
                                                                  ASSETS
                                                      June 30, 2004 and December 31, 2003
                                                                (Unaudited)

                                                                                                  2004                   2003
                                                                                                  ----                   ----
                                                                                                         (in thousands)

                          ELECTRIC UTILITY PLANT
------------------------------------------------------------------------
Production                                                                                      $1,657,785            $1,622,498
Transmission                                                                                       629,662               615,158
Distribution                                                                                     1,097,960             1,078,368
General                                                                                            445,896               423,427
Construction Work in Progress                                                                       31,100                60,009
                                                                                                -----------           -----------
TOTAL                                                                                            3,862,403             3,799,460
Accumulated Depreciation and Amortization                                                        1,673,188             1,617,846
                                                                                                -----------           -----------
TOTAL - NET                                                                                      2,189,215             2,181,614
                                                                                                -----------           -----------

                       OTHER PROPERTY AND INVESTMENTS
------------------------------------------------------------------------
Non-Utility Property, Net                                                                            4,050                 3,808
Other Investments                                                                                    4,710                 4,710
                                                                                                -----------           -----------
TOTAL                                                                                                8,760                 8,518
                                                                                                -----------           -----------

                              CURRENT ASSETS
------------------------------------------------------------------------
Cash and Cash Equivalents                                                                           11,602                 5,676
Other Cash Deposits                                                                                  5,245                 6,048
Advances to Affiliates                                                                                   -                66,476
Accounts Receivable:
  Customers                                                                                         42,103                41,474
  Affiliated Companies                                                                              17,484                10,394
  Miscellaneous                                                                                      4,018                 4,682
  Allowance for Uncollectible Accounts                                                              (4,675)               (2,093)
Fuel Inventory                                                                                      59,898                63,881
Materials and Supplies                                                                              35,675                33,775
Regulatory Asset for Under-recovered Fuel Costs                                                      4,822                11,394
Risk Management Assets                                                                               7,734                19,715
Margin Deposits                                                                                        437                 5,123
Prepayments and Other                                                                               18,252                19,078
                                                                                                -----------           -----------
TOTAL                                                                                              202,595               285,623
                                                                                                -----------           -----------

                     DEFERRED DEBITS AND OTHER ASSETS
------------------------------------------------------------------------
Regulatory Assets:
  SFAS 109 Regulatory Asset, Net                                                                     5,281                 3,235
  Unamortized Loss on Reacquired Debt                                                               22,161                19,331
  Minimum Pension Liability                                                                         35,486                     -
  Other                                                                                             15,195                15,859
Long-term Risk Management Assets                                                                     4,512                12,178
Deferred Charges                                                                                    71,580                55,605
                                                                                                -----------           -----------
TOTAL                                                                                              154,215               106,208
                                                                                                -----------           -----------

TOTAL ASSETS                                                                                    $2,554,785            $2,581,963
                                                                                                ===========           ===========

NOTE TO READER: These financial statements are excerpts from our Second Quarter
2004 Form 10-Q filing with the SEC and do not represent a complete set of financial statements in accordance with accounting principles generally accepted in the United States of America. The Statements of Cash Flows and the Notes to the Consolidated Financial Statements are not included herein. Please refer to the June 30, 2004 Form 10-Q for the omitted items.





                                              SOUTHWESTERN ELECTRIC POWER COMPANY CONSOLIDATED
                                                       CONSOLIDATED BALANCE SHEETS
                                                      CAPITALIZATION AND LIABILITIES
                                                    June 30, 2004 and December 31, 2003
                                                               (Unaudited)
                                                                                                    2004                  2003
                                                                                                    ----                  ----
                                                                                                          (in thousands)
                            CAPITALIZATION
---------------------------------------------------------------------
Common Shareholder's Equity:
  Common Stock - $18 Par Value:
     Authorized - 7,600,000 Shares
     Outstanding - 7,536,640 Shares                                                               $135,660              $135,660
     Paid-in Capital                                                                               245,003               245,003
     Retained Earnings                                                                             362,760               359,907
     Accumulated Other Comprehensive Income (Loss)                                                 (21,462)              (43,910)
                                                                                                -----------           -----------
Total Common Shareholder's Equity                                                                  721,961               696,660
Cumulative Preferred Stock Not Subject to Mandatory Redemption                                       4,700                 4,700
                                                                                                -----------           -----------
Total Shareholder's Equity                                                                         726,661               701,360
Long-term Debt                                                                                     763,486               741,594
                                                                                                -----------           -----------
TOTAL                                                                                            1,490,147             1,442,954
                                                                                                -----------           -----------

Minority Interest                                                                                    1,280                 1,367
                                                                                                -----------           -----------

                         CURRENT LIABILITIES
---------------------------------------------------------------------
Long-term Debt Due Within One Year                                                                  10,244               142,714
Advances from Affiliates                                                                            26,918                     -
Accounts Payable:
  General                                                                                           43,740                37,646
  Affiliated Companies                                                                              32,558                35,138
Customer Deposits                                                                                   26,731                24,260
Taxes Accrued                                                                                       75,180                28,691
Interest Accrued                                                                                    11,848                16,852
Risk Management Liabilities                                                                          6,239                11,361
Obligations Under Capital Leases                                                                     3,420                 3,159
Regulatory Liability for Over-recovered Fuel                                                         6,204                 4,178
Other                                                                                               32,867                53,753
                                                                                                -----------           -----------
TOTAL                                                                                              275,949               357,752
                                                                                                -----------           -----------

                DEFERRED CREDITS AND OTHER LIABILITIES
---------------------------------------------------------------------
Deferred Income Taxes                                                                              358,813               349,064
Long-term Risk Management Liabilities                                                                2,893                 4,667
Reclamation Reserve                                                                                  7,632                16,512
Regulatory Liabilities:
  Asset Removal Costs                                                                              243,305               236,409
  Deferred Investment Tax Credits                                                                   37,701                39,864
  Excess Earnings                                                                                    2,600                 2,600
  Other                                                                                              7,870                18,779
Asset Retirement Obligations                                                                        26,665                 8,429
Obligations Under Capital Leases                                                                    18,139                18,383
Deferred Credits and Other                                                                          81,791                85,183
                                                                                                -----------           -----------
TOTAL                                                                                              787,409               779,890
                                                                                                -----------           -----------

Commitments and Contingencies (Note 5)

TOTAL CAPITALIZATION AND LIABILITIES                                                            $2,554,785            $2,581,963
                                                                                                ===========           ===========

NOTE TO READER: These financial statements are excerpts from our Second Quarter
2004 Form 10-Q filing with the SEC and do not represent a complete set of financial statements in accordance with accounting principles generally accepted in the United States of America. The Statements of Cash Flows and the Notes to the Consolidated Financial Statements are not included herein. Please refer to the June 30, 2004 Form 10-Q for the omitted items.